Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-166185 on Form S-8 and the Registration Statement No. 333-179366 on Form S-3 of our reports dated March 30, 2012, relating to the consolidated financial statements and financial statement schedule of CB Richard Ellis Realty Trust and subsidiaries (the “Company”), which reports express an unqualified opinion and include an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Accounting Standards Update No. 2011-05 Presentation of Comprehensive Income with retrospective adjustments presentation for the three years ended December 31, 2011 and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of CB Richard Ellis Realty Trust for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

March 30, 2012